June 12, 2012

TAL International Group, Inc.
100 Manhattanville Road
Purchase, New York 10577

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549
Attention: John Cash

RE:	TAL International Group, Inc.
Form 10-K for the Year ended December 31, 2011
Form 10-Q for the Quarter ended March 31, 2012

Dear Mr. Cash:

On behalf of TAL International Group, Inc. (the “Company”, “we”, “us”, or “our”), I am writing in response to the comments made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated May 29, 2012 (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K for the Year ended December 31, 2011 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the Quarter ended March 31, 2012 (the “Form 10-Q” and, together with the Form 10-K, the “Reviewed Filings”).

To facilitate your examination of the Reviewed Filings, the Staff’s comments are set forth below in italics, numbered to correspond to the comment numbers used in the Comment Letter and followed by the Company’s responses thereto. Unless otherwise indicated, references in the Company’s responses to page numbers refer to page numbers in the applicable Reviewed Filing.

U.S. Securities and Exchange Commission

June 12, 2012

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

General

1.              SEC Comment #1: Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response: As requested, where a Staff comment requests additional disclosure or that other revisions be made, we have included in this letter a draft of the revised disclosure to be included in future filings (to the extent then applicable), marked to show changes made to the relevant disclosure in the applicable Reviewed Filing.

With respect to the responses related to the Form 10-K, where a Staff comment impacts both multiple year comparisons, we only addressed the 2011 comparison in order to provide an example of the types of changes we expect to provide in future filings.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, pages 42 and 43

2.              SEC Comment #2: You disclose on page 43 that per diem revenue increased $87.2 million due to an increase in the average number of units on hire. Please enhance your disclosure to quantify the average number of units on hire for each period presented. You also disclose that per diem revenue increased $36.8 million due to higher per diem rates. Please enhance your disclosure to further discuss why you were able to attain higher per diem rates and whether you expect that trend to continue.

Response: As requested by the Staff, set forth below is a revised draft of that portion of our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Comparison of the Year ended December 31, 2011 to the Year ended December 31, 2010 (the “MD&A”), marked to show the types of changes we would expect to make in our future filings to (i) quantify the average number of units on hire for each period presented; and (ii) to discuss reasons as to why there have been changes in per diem rates. Please note, that we have already discussed reasons as to why there have been changes in per diem rates, as well as the extent to which we expect such trends to continue on page 39 of Form 10-K (refer to Operating Performance within Management’s Discussion and Analysis of Financial Condition and Results of Operations). Given that the information in the MD&A relates to historical comparisons of financial results, we feel it is more appropriate to discuss our expectations with respect to the future trend of per diem rates in Operating Performance (page 39 of Form 10-K), and to limit the discussion within Results of Operations to the reasons as to why there have been changes in per diem rates for the periods subject to comparison.

We have underlined all applicable changes below.

Leasing revenues.  The principal components of our leasing revenues are presented in the following table. Per diem revenue represents revenue earned under operating lease contracts; fee and ancillary lease revenue represent fees billed for the pick-up and drop-off of containers in certain geographic locations and billings of certain reimbursable operating costs such as repair and handling expenses; and finance lease revenues represent interest income earned under finance lease contracts.

U.S. Securities and Exchange Commission

June 12, 2012

	Year Ended December 31,
	2011	2010
	(Dollars in thousands)
Leasing revenues:
Operating lease revenues:
Per diem revenue	$414,873	$291,219
Fee and ancillary lease revenue	19,795	19,002
Total operating lease revenues	434,668	310,221
Finance lease revenues	16,394	18,309
Total leasing revenues	$451,062	$328,530

Total leasing revenues were $451.1 million for 2011, compared to $328.5 million for 2010, an increase of $122.6 million, or 37.3%.

Per diem revenue increased by $123.7 million, or 42.5%, compared to 2010. The primary reasons for the increase are as follows:

•                  $87.2 million increase due to an increase in the average number of units on hire. This reflects increased utilization and an increase in the average number of units on hire from approximately 625,000 in 2010 to approximately 795,000 in 2011;

•                  $36.8 million increase due to higher per diem rates resulting from a significant number of units placed on-hire during the second half of 2010 and during 2011 at lease rates exceeding our portfolio average, the re-pricing of certain existing leases and the expiration of lease incentives during 2010 that had been primarily provided during 2009.  Due to the extreme shortage of containers in 2010 and concerns about a recurring shortage in 2011, container manufacturers were able to charge a premium for new container production for much of 2010 and 2011, and new dry container prices and market leasing rates were historically high.  As a result, our average dry container lease rates increased throughout 2011 as new containers and sale-leaseback containers were placed on lease and as certain existing leases were re-priced.  However, during the latter part of 2011, new dry container prices and market lease rates decreased from peak levels reached earlier in the year.

•                  $1.9 million decrease due to the recognition of revenue in the first half of 2010 for the early termination of certain lease contracts that did not reoccur in 2011.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

3.              SEC Comment #3: Your interest and debt expense increased $26.4 million, comprised of a $41.0 million increase due to a higher average debt balance and a $14.6 million decrease due to a lower effective interest rate.  Please expand your disclosure to quantify the average debt balance for each period presented as well as what the effective interest rates were for each period presented.

Response: As requested by the Staff, set forth below is a revised draft of that portion of our MD&A, marked to show the types of changes we would expect to make in our future filings to quantify the average debt balance and effective interest rate for each period presented.

We have underlined all applicable changes below.

Interest and debt expense.  Interest and debt expense was $105.5 million for 2011, compared to $79.1 million for 2010, an increase of $26.4 million, or 33.4%. Interest and debt expense increased by $41.0 million due to an increase in the Company’s  average debt balance to $2,040.1 million in 2011 from $1,322.7 million in 2010 mostly due to new equipment purchases during 2011 and the second half of 2010. This was partially offset by a $14.6 million decrease due to a lower effective interest rate of 5.10% in 2011 compared to 5.90% in 2010.

U.S. Securities and Exchange Commission

June 12, 2012

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

4.              SEC Comment #4: Please expand your disclosure to explain why decreases in long-term interest rates decreased the fair value of your interest rate swap contracts.

Response: As requested by the Staff, set forth below is a revised draft of that portion of our MD&A, marked to show the types of changes we would expect to make in our future filings to explain why changes in long-term interest rates impact the fair value of our interest rate swap contracts.

We have underlined all applicable changes below.

Net loss on interest rate swaps.  Net loss on interest rate swaps was $27.4 million for 2011, compared to $13.0 million for 2010. The fair value of our interest rate swap contracts decreased during 2011 due to decreases in long-term interest rates. Under our interest rate swap contracts, we make interest payments based on fixed interest rates and receive payments based on the applicable prevailing variable interest rate. As long-term interest rates decreased during 2011, the current market rate on interest rate swap contracts with similar terms decreased relative to our existing interest rate swap contracts, which caused their fair value to decline during the year.

Liquidity and Capital Resources, page 50

Debt Covenants, page 53

5.              SEC Comment #5: We note that you exclude amortization, net gain or loss on interest rate swaps and certain non-cash charges from EBIT. In addition, you disclose in your Form 8-K filed on April 26, 2012 that you exclude gains and losses on interest rate swaps from EBITDA. Question 103.01 of SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures clearly states that EBIT is defined as “earnings before interest and taxes” and EBITDA is defined as “earnings before interest, taxes, depreciation and amortization.” To the extent EBIT and EBITDA are not computed as commonly defined, please revise the titles you use so that they convey this.

Response: As requested by the Staff, set forth below is a revised draft of the Debt Covenants section appearing in Liquidity and Capital Resources in our Form 10-K and a revised draft of the Non-GAAP Reconciliations of EBITDA and Adjusted EBITDA in Form 8-K filed on April 26, 2012 (the “Form 8-K”), marked to show the types of changes we would expect to make in our future filings.  In the below revised draft of Liquidity and Capital Resources in our Form 10-K we have revised the caption “EBIT” to “Covenant EBIT”, and have revised our calculation of “EBITDA” in the below revised draft of Non-GAAP Reconciliations of EBITDA and Adjusted EBITDA in Form 8-K to conform to the definition of EBITDA set forth in Question 103.01 of SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.

We have underlined all applicable changes below.

Debt Covenants

We are subject to certain financial covenants under our debt agreements. As of December 31, 2011, we were in compliance with all such covenants. Below are the primary financial covenants to which we are subject:

•                  Minimum Earnings Before Interest and Taxes (“Covenant EBIT”) to Cash Interest Expense;

•                  Minimum Tangible Net Worth (“TNW”); and

•                  Maximum Indebtedness to TNW.

Non-GAAP Measures

We rely primarily on our results measured in accordance with generally accepted accounting principles (“GAAP”) in evaluating our business. Covenant EBIT, Cash Interest Expense, TNW, and Indebtedness are non-

U.S. Securities and Exchange Commission

June 12, 2012

GAAP financial measures defined in our debt agreements that are used to determine our compliance with certain covenants contained in our debt agreements and should not be used as a substitute for analysis of our results as reported under GAAP. However, we believe that the inclusion of this non-GAAP information provides additional information to investors regarding our debt covenant compliance.

Minimum Covenant EBIT to Cash Interest Expense

For the purpose of this covenant, Covenant EBIT is calculated based on the cumulative sum of our earnings for the last four quarters (excluding income taxes, interest expense, amortization, net gain or loss on interest rate swaps and certain non-cash charges). Cash Interest Expense is calculated based on interest expense adjusted to exclude interest income, amortization of deferred financing costs, and the difference between current and prior period interest expense accruals.

Minimum Covenant EBIT to Cash Interest Expense is calculated on a consolidated basis and for certain of our wholly owned special purpose entities (“SPEs”), whose primary activity is to issue asset backed notes. Covenant EBIT for each of our SPEs is calculated based on the net earnings generated by the assets pledged as collateral for the underlying debt issued. The actual Covenant EBIT to Cash Interest Expense ratio for each SPE may differ depending on the specific net earnings associated with those pledged assets. As of December 31, 2011, the required and actual Consolidated Covenant EBIT to Cash Interest Expense ratio and Covenant EBIT to Cash Interest Expense ratio for each of our SPEs that has issued debt under facilities that have a borrowing capacity of approximately $200 million or greater were as follows:

Entity/Issuer	Minimum Covenant EBIT to Cash Interest Expense Ratio	Actual Covenant EBIT to Cash Interest Expense Ratio
Consolidated	1.10	2.97
TAL Advantage I, LLC	1.10	4.70
TAL Advantage II, LLC	1.10	2.19
TAL Advantage III, LLC	1.30	2.65
TAL Advantage IV, LLC	1.10	2.16

Form 8-K filed on April 26, 2012, page 8

TAL INTERNATIONAL GROUP, INC.

Non-GAAP Reconciliations of EBITDA and Adjusted EBITDA
(Dollars in Thousands)

	Three Months Ended March 31,
	2012	2011

Net income	$32,927	$32,587
Add (subtract):
Depreciation and amortization	45,205	32,253
Interest and debt expense	26,625	23,731
Income tax expense	18,043	17,858
EBITDA	122,800	106,429
Add:
Net (gain) on interest rate swaps	(2,972)	(8,007)
Principal payments on finance lease	8,526	8,144
Adjusted EBITDA	$128,354	$106,566

U.S. Securities and Exchange Commission

June 12, 2012

Item 15 – Exhibits and Financial Statement Schedules, page 65

General

6.              SEC Comment #6: Please disclose the changes in the accumulated balances for each component of accumulated other comprehensive (loss). You may present this disclosure on the face of the financial statements or as a separate disclosure in the notes. See FASB ASC 220-10-45-14.

Response: As requested by the Staff, set forth below is a draft of our disclosure of the changes in accumulated balances for each component of accumulated other comprehensive loss. We expect to disclose this information as part of our Capital Stock and Stock Options note in future filings.

We have underlined all applicable changes below.

Note 7—Capital Stock and Stock Options

Accumulated Other Comprehensive Loss

Accumulated other comprehensive (loss) consisted of the following as of the dates indicated (in thousands):

	Cash Flow Hedges	Foreign Currency Translation	Accumulated Other Comprehensive (Loss)
Balance at December 31, 2010	$(8,774)	$(1,184)	$(9,958)
Change in fair value of derivative instruments designated as cash flow hedges	(1,513)	—	(1,513)
Amortization of net loss on derivative instruments previously designated as cash flow hedges	1,823	—	1,823
Foreign currency translation adjustment	—	32	32
Balance at December 31, 2011	$(8,464)	$(1,152)	$(9,616)

7.             SEC Comment #7: We have the following comments regarding the classification of your leases:

•                  Please tell us whether your leases contain default covenants related to nonperformance. If so, please confirm all the conditions set forth in ASC 840-10-25-14 exist. Otherwise, confirm that you included the maximum amount that the lessee could be required to pay under the default covenant in your minimum lease payments for purposes of applying ASC 840-10-25-1(d).

•                  Please tell us whether your leases contain material adverse change clauses. If so, how is this determined and what potential remedies are available to you as the lessor?

•                  Please tell us if your leases contain cross-default provisions. If so, how have you considered the potential impact of these provisions on your lease classification?

•                  Please tell us if your leases include subjective default provisions. If so, is there any cap on potential remedies that would impact your lease classification?

Refer to ASC 840-10-25-41 through 69.

Response: As requested by the Staff, we have set forth our response to your comments regarding the classification of our leases below.

We include all rentals over the term of the lease when calculating minimum lease payments at lease inception, and therefore include the maximum amount lessees could be required to pay under our default covenants when applying ASC 840-10-25-1(d).  If an event of default occurs, our leases typically provide us with the right to terminate the lease, require the lessee to return the leased equipment and the entire unpaid balance of rentals over the remaining

U.S. Securities and Exchange Commission

June 12, 2012

term of the lease are accelerated and become automatically due and payable. There are no additional amounts (such as penalty payments, requirements that the lessee purchase the leased equipment for a fixed amount or sell the leased equipment to a third party subject to a first-loss residual value guarantee) that could potentially come due from lessees under our lease default covenants.

We respond specifically to each of the Staff’s comments below:

•                  All of our leases contain default covenants for nonperformance. The default covenants in our leases provide us with the remedies discussed above.  As described above, we include the maximum amount lessees could be required to pay under our default covenants when applying ASC 840-10-25-1(d).  Accordingly, the default covenants in our leases have no impact on our lease classification.

•                  We have leases that contain material adverse change clauses. We determine whether a material adverse change event has occurred based on our ongoing credit assessment of our customers and other factors and events. Our material adverse change clauses are structured as part of our lease default covenants, and therefore provide us with the remedies discussed above. As described above, we include the maximum amount lessees could be required to pay under our default covenants when applying ASC 840-10-25-1(d).  Accordingly, the material adverse change clauses in our leases have no impact on our lease classification.

•                  In general, our lease agreements consist of two basic elements, a master lease agreement (“MLA”) and a lease addendum. Lease addenda typically contain the business terms for specific leasing transactions, while MLAs typically outline the general rights and obligations of the lessor and lessee under all of the lease addenda covered by the MLA (please see page 8 of Form 10-K for more information). We typically have one MLA with each of our customers that covers all of the lease addenda with that customer. Accordingly, we usually do not structure cross-default provisions into our lease agreements. The default covenants in our leases provide us with the remedies discussed above.  As described above, we include the maximum amount lessees could be required to pay under our default covenants when applying ASC 840-10-25-1(d).  Accordingly, the default covenants in our leases have no impact on our lease classification.

•                  Material adverse change clauses (or their equivalent) are the only subjective default clauses in our leases. There is no cap on potential remedies that would impact our lease classification.

Consolidated Balance Sheets, page F-3

8.              SEC Comment #8: We note that your cash and cash equivalents balance sheet line items include restricted cash balances. In order to comply with ASC 230-10-45-4, please separately present your restricted cash balances on your consolidated balance sheet so that the total amounts of cash and cash equivalents at the beginning and end of the period shown in your statement of cash flows are the same amounts as similarly titled line items shown in your consolidated balance sheets as of those dates.

Response: As requested by the Staff, set forth below is a draft of the assets sections of our consolidated balance sheet separately presenting restricted cash balances. We expect to include this presentation in future filings.

We have underlined all applicable changes below.

U.S. Securities and Exchange Commission

June 12, 2012

TAL INTERNATIONAL GROUP, INC.

Consolidated Balance Sheets

(Dollars in thousands, except share data)

	December 31, 2011	December 31, 2010
ASSETS:
Leasing equipment, net of accumulated depreciation and allowances of $626,965 and $511,634	$2,663,443	$2,086,194
Net investment in finance leases, net of allowances of $1,073 and $1,169	146,742	171,417
Equipment held for sale	47,048	29,220
Revenue earning assets	2,857,233	2,286,831
Cash and cash equivalents	140,877	62,594
Restricted cash	34,466	23,018
Accounts receivable, net of allowances of $667 and $429	56,491	46,342
Goodwill	71,898	71,898
Deferred financing costs	24,028	17,802
Other assets	11,539	7,048
Fair value of derivative instruments	771	2,024
Total assets	$3,197,303	$2,517,557

Consolidated Statements of Cash Flows, page F-6

9.              SEC Comment #9: Please help us understand, and expand your disclosures, to explain why realized loss on interest rate swaps terminated prior to their contractual maturities is presented as an adjustment to reconcile net income to net cash provided by operating activities.

Response: Realized loss on interest rate swaps reflects payments to terminate designated and non-designated interest rate swap contracts, which had been liabilities in our consolidated balance sheets prior to their termination. Therefore, as noted in the Staff’s comment, this line item should be presented as a change in operating assets and liabilities rather than as an adjustment to reconcile net income to net cash provided by operating activities.  This revised presentation is reflected as set forth below.

U.S. Securities and Exchange Commission

June 12, 2012

TAL INTERNATIONAL GROUP, INC.

Consolidated Statements of Cash Flows

(Dollars in thousands)

	Year Ended December 31, 2011	Year Ended December 31, 2010
Cash flows from operating activities:
Net income	$109,724	$57,724
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	152,576	115,927
Net (gain) on sale of leasing equipment	(51,969)	(25,765)
Net (gain) on sale of container portfolios	—	—
Deferred income taxes	59,386	31,922
(Gain) on debt extinguishment	—	—
Net loss (gain) on interest rate swaps	27,354	13,029
~~Realized loss on interest rate swaps terminated prior to their contractual maturities~~	~~(12,524)~~	~~(27,447)~~
Amortization of deferred financing costs	4,732	2,166
Amortization of other comprehensive income	3,263	629
Stock compensation charge	2,284	1,710
Write-off of deferred financing costs	1,143	675
Changes in operating assets and liabilities:
Accounts receivable	(10,149)	(16,103)
Deferred revenue	1,862	16,770
Accounts payable	725	(3,108)
Accrued expenses	(1,842)	(362)
Income taxes payable	272	(53)
Other assets	(5,296)	498
Net equipment purchased for resale activity	(9,468)	(5,904)
Realized loss on interest rate swaps terminated prior to their contractual maturities	(12,524)	(27,447)
Other, net	(2,219)	(2,047)
Net cash provided by operating activities	269,854	160,261

Fair Value of Financial Instruments, page F-11

10.       SEC Comment #10: Please enhance your disclosure to present the quantitative disclosures related to assets and liabilities that are measured at fair value using a tabular format. Refer to FASB ASC 820-10-50-8.

Response: As requested by the Staff, set forth below is a revised draft of our disclosures related to the Fair Value of Financial Instruments appearing in Note 2 of our Form 10-K, marked to show the types of changes we would expect to make in our future filings to enhance our disclosures related assets and liabilities that are measured at fair value.

We have underlined all applicable changes below.

Note 2—Summary of Significant Accounting Policies

Fair Value of Financial Instruments

The Company believes that the carrying amounts of cash and cash equivalents, accounts receivable, finance lease receivable and other assets approximated their fair value as of December 31, 2011 and 2010.

Fair value represents the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Company utilizes the following fair value hierarchy when selecting inputs for its valuation techniques, with the highest priority given to Level 1:

•            Level 1 – Financial assets and liabilities whose values are based on observable inputs such as quoted prices for identical instruments in active markets (unadjusted).

U.S. Securities and Exchange Commission

June 12, 2012

•            Level 2 – Financial assets and liabilities whose values are based on observable inputs such as (i) quoted prices for similar instruments in active markets; (ii) quoted prices for identical or similar instruments in markets that are not active; or (iii) model-derived valuations in which all significant inputs are observable in active markets.

•            Level 3 – Financial assets and liabilities whose values are derived from valuation techniques based on one or more significant unobservable inputs.

The Company does not measure debt at fair value in its consolidated balance sheets.  The fair value, which was measured using Level 2 inputs, and the carrying value of the Company’s debt are listed in the table below as of the dates indicated.

	As of December 31,
In Millions	2011	2010
Liabilities
Debt—carrying value	$2,235.6	$1,770.3
Debt—estimated fair value	$2,241.7	$1,760.8

The Company estimated the fair value of its debt instruments based on the net present value of its future debt payments, using a discount rate which reflects the Company’s estimate of current market interest rates and spreads as of the respective balance sheet dates.

FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2012

11.       SEC Comment #11: Please address the above comments in your interim filings as well, as applicable.

Response: To the extent applicable, the Company will address each of the foregoing Staff comments, in the manner discussed above, in its future Quarterly Reports on Form 10-Q.

* * * * *

U.S. Securities and Exchange Commission

June 12, 2012

In responding to the Staff’s comments, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We hope that the Company’s responses adequately address the Staff’s comments. If you have questions on this letter or need further assistance, please do not hesitate to call me at (914) 697-2877.

Very truly yours,

By:	/s/ John Burns
Name: John Burns
Title: Senior Vice President and Chief Financial Officer

cc:	Rufus Decker, U.S. Securities and Exchange Commission Brian Sondey, TAL International Group, Inc.